 Exhibit 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Company Contact:
Gary G. Gemignani
Chief Financial Officer
212-332-1666
ggemignani@gentium.com

Investor Relations Contacts:
U.S.
Lippert/Heilshorn & Assoc.
Anne Marie Fields
afields@lhai.com
212-838-3777
Bruce Voss
bvoss@lhai.com
310-691-7100
Italy:
Burson-Marsteller
Luca Ricci Maccarini
luca_maccarini@it.bm.com
+39 02.721431

Gentium Reports 2006 Financial Results

Provides Financial And Clinical Update

Villa Guardia (Como), Italy (May 3, 2007) - Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today reported financial results for the quarter and year ended December 31, 2006. Highlights of the fourth quarter of 2006 and recent months include:

•
Continued progress with the U.S. Phase III clinical trial for the treatment of Veno-Occlusive Disease (VOD) with Multiple Organ Failure (Severe VOD): this study is expected to be conducted at 35 centers; 27 centers are currently open for enrollment and 33 patients have been enrolled;

•	Ongoing progress with the European Phase II/III clinical trials for the prevention of VOD in children: 30 centers are open for patient enrollment; 115 patients have been enrolled;

•
Completed Phase I of Phase I/II study of Defibrotide to treat advanced and refractory Multiple Myeloma patients; presented preliminary Phase I data at the Annual Meeting of Society of Hematology (ASH) in December 2006; final Phase I data expected in the second half of 2007;

•
Acquired the Italian marketing rights to Defibrotide from Crinos, and in addition, Crinos has agreed to waive its right of first refusal to market future therapeutic indications for Defibrotide in the European market;

•	Completed a $47.5 million private placement of 2,354,000 of its ordinary shares at a price of $20.17 per share primarily with U.S. and Italian institutional investors;

•
Continued to present data in support of Defibrotide’s mechanisms of action at numerous prestigious medical meetings, most recently at the American Association of Cancer Research (AACR), where pre-clinical data was presented showing Defibrotide to modulate heparanase expression and to prevent angiogenesis both of which have been correlated with advanced progression and metastasis of many tumor types, including multiple myeloma ; and at the recent World Congress of Nephrology, pre-clinical data was presented showing Defibrotide to modulate glucose-induced heparanase expression, representing a potential mechanism of anti-diabetic activity

Clinical Highlights and Outlook

Commenting on Gentium’s clinical progress, Laura Ferro, M.D., Chairman and Chief Executive Officer, said, “During 2006 we achieved a number of significant milestones including the acquisition of the Italian marketing rights for Defibrotide from Crinos. This long term strategic objective was important as it allows us to better manage this key asset in the European markets. It also gives us control over its distribution and the flexibility to market Defibrotide ourselves or alternatively to seek marketing partners in the European market. In addition, in February 2007 we significantly strengthened our balance sheet with the successful completion of a $47.5 financing, which will help fund our investment in acquiring the Italian rights to Defibrotide and will support our expanding clinical development programs.”

Dr. Ferro continued, “Our clinical development programs are advancing well, specifically we are very pleased with the progress we have made with the enrollment of the European Phase II/III trial of Defibrotide to prevent VOD in children. During 2006, there were two peer-reviewed publications from two independent pediatric studies of Defibrotide to treat and prevent Severe VOD, which were very encouraging and underscored the potential of Defibrotide in treating these very sick pediatric patients. In 2006, we initiated patient enrollment in our U.S. Phase III trial of Defibrotide to treat Severe VOD, and are actively enrolling patients in this pivotal trial at 27 clinical sites. ”

“Throughout the year, we continued to present pre-clinical data that further elucidated Defibrotide’s mechanism of action in a number of important therapeutic indications. These pre-clinical data were encouraging and underscored Defibrotide’s potential utility in a number of important therapeutic areas of unmet medical need including cancer and diabetic nephropathy. In addition, this growing body of scientific knowledge supports our clinical strategy and corroborates what we have demonstrated in human clinical trials,” concluded Dr. Ferro.

Financial Highlights

The Company reports its financial condition and operating results using U.S. Generally Accepted Accounting Principles (GAAP). The Company’s financial statements are prepared using the Euro as its functional currency. On December 29, 2006, €1.00 = $1.32.

For the fourth quarter ended December 31, 2006 compared with the prior-year’s fourth quarter:

•	Total revenues were €1.32 million, compared with €1.43 million
•	Operating costs and expenses were €5.14 million, compared with €3.58 million
•	Research and development expenses, which are included in operating costs and expenses, were €2.56 million, compared with €1.51 million
•	Operating loss was €3.82 million, compared with €2.51 million
•	Interest income (expense), net, was €0.2 million, compared with €0.05 million
•	Pre-tax loss was €4.15 million, compared with €1.92 million
•	Net loss was €4.15 million, compared with €2.51 million
•	Basic and diluted net loss per share was €0.35 compared with €0.27 per share

For the year ended December 31, 2006 compared with prior-year:

•	Total revenues were €4.32 million, compared with €3.64 million
•	Operating costs and expenses were €18.55 million, compared with €10.92 million
•	Research and development expenses, which are included in operating costs and expenses, were €8.93 million, compared with €4.56 million
•	Operating loss was €14.23 million, compared with €7.28 million
•	Interest income (expense), net, was €0.49 million, compared with (€4.20) million
•	Pre-tax loss was €14.37 million, compared with €11.67 million
•	Net loss was €14.37 million, compared with €12.32 million
•	Basic and diluted net loss per share was €1.33 compared with €1.79 per share
•	Cash used in operating activities was €12.15 million, compared with €8.48 million
•	Cash and cash equivalents amounted to €10.20 million as of December 31, 2006

Dr. Ferro commented, “We continue to invest in our clinical development programs, and expect the commensurate increase in staffing and third party clinical research organization costs will contribute to additional losses for the balance of this year and next year. Increases to our expenses in 2006 were primarily due to increased staffing, the initiation of our Phase III VOD treatment trial and our Phase II/III VOD pediatric prevention trial in Europe, the continued build out of infrastructure and the costs associated with being a public company. With our recent financing, we have strengthened our balance sheet and now have approximately $53.4 million to support our clinical development programs. In addition, this funding gives us the capital to negotiate new drug development and licensing agreements from a position of strength.”

Operating Results and Trends

The fluctuation in product sales revenues for the three- and twelve-month periods compared with the prior year is primarily the result of higher sales volume of the Company’s active pharmaceutical ingredients defibrotide, urokinase and sulglicotide to its principal customer and affiliate, Sirton, as well as sales of sulglicotide to a Korean customer. Total product sales revenues for the year ended December 31, 2006 increased by €0.7 million, or 21%, compared with the same period in 2005.

Cost of goods sold was €3.1 million for the twelve-month period ended December 31, 2006, compared to €2.91 million in 2005. In 2006, the Company wrote down €144 thousand of inventory which failed to meet quality specification. Cost of goods sold as a percentage of product sales was 75.9% in 2006 and 86.6% in 2005. The decrease in costs of goods sold as a percentage of sales was primarily due to the revised estimate on manufacturing facilities and equipment useful life which resulted in lower depreciation expenses allocated to cost of goods sold and adjustment of inventory to net realizable value which in prior year was accounted as cost of good sold for €291.

Research and development spending increased during the three- and twelve- month periods in 2006 compared with 2005, primarily due to the costs associated with the Company’s Phase III trial in the U.S. for the treatment of Severe VOD, the Company’s Phase II/III trial for prevention of VOD in children and preparations for a Phase II/III trial for the prevention of VOD in adults. Growth in headcount and outside services to support increased activity in our clinical trials, including clinical product production costs, contract research organization expenses and stock-based compensation expense also contributed to increased research and development expenses.

The Company had 74 employees as of December 31, 2006, compared with 55 as of December 31, 2005. Other general and administrative expense increases were primarily the result of building corporate infrastructure as well as a full year of public company expenses and stock-based compensation expense. The decrease in charges from affiliates between the periods is the result of our development of these service capabilities internally.

Interest income (expense), net, changed primarily due to the repayment and conversion of the Company’s Series A senior convertible notes in June 2005, and the higher level of invested funds compared with the prior year. For the twelve months ended December 31, 2005, interest expense on the Series A notes was €4.3 million, including non-cash interest expense of €3.8 million from the amortization of the issue discount and debt issue cost. These notes were converted or redeemed in June 2005. Additionally, interest income increased by €416 thousand from €156 thousand in the period ended December 31, 2005 to €708 thousand in the comparable 2006 period, as the result of a higher level of invested funds.

The Company ended the fourth quarter of 2006 with €10.20 million in cash and cash equivalents, compared with cash and cash equivalents of €12.79 million as of December 31, 2005.

About Gentium

Gentium, S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the research, discovery and development of drugs to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments. Defibrotide, the Company’s lead product candidate, is an investigational drug that has been granted Orphan Drug status and Fast Track Designation by the U.S. FDA to treat Severe VOD and to prevent VOD and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F under the caption “Risk Factors.”

Source: Gentium

(Tables to follow)

GENTIUM S.p.A.
Balance Sheets
(in thousands, except share data)

	As of December 31,
	2005	2006

ASSETS
Cash and cash equivalents	€12,785	€10,205
Restricted Cash	-	4,000
Account receivables	8	227
Account receivables from related parties	1,867	3,478
Inventories, net	1,628	1,499
Prepaid expenses and other current assets	918	1,427
Total Current Assets	17,206	20,836

Property, manufacturing facility and equipment, at cost	17,456	18,944
Less: Accumulated depreciation	8,825	9,550
Property, manufacturing facility and equipment, net	8,631	9,394

Intangible assets, net of amortization	267	586
Available for sales securities	-	560
Other non-current assets	9	4,017
Total Assets	€26,113	€35,393

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	€2,644	€4,734
Payables to related parties	542	454
Accrued expenses and other current liabilities	1,063	1,198
Deferred income	283	724
Current portion of capital lease obligation	-	43
Current maturities of long-term debt	916	140
Total Current Liabilities	5,448	7,293

Long-term debt, net of current maturities	2,485	5,683
Capital lease obligation	-	48
Termination indemnities	706	682
Total Liabilities	8,639	13,706

Share capital (par value: €1.00; 12,690,321 and 15,111,292 shares authorized at December 31, 2005 and 2006, respectively; 9,610,630 and 11,773,613 shares issued at December 31, 2005 and 2006, respectively)	9,611	11,774

Additional paid in capital	33,090	49,476
Other comprehensive income	-	32
Accumulated deficit	(25,227)	(39,595)
Total Shareholders’ Equity	17,474	21,687
Total Liabilities and Shareholders’ Equity	€26,113	€35,393

GENTIUM S.p.A.
Statements of Operations
(in thousands, except per share data)

	For the Three Months Ended December 31, (Unaudited)		For the Year Ended December 31, (Audited)
	2005	2006	2005	2006

Revenues:
Sales to affiliates	€1,360	€1,102	€3,260	€3,754
Third party product sales	6	166	101	321
Total product sales	1,366	1,268	3,361	4,075
Other income and revenues	70	52	280	249
Total Revenues	1,436	1,320	3,641	4,324

Operating costs and expenses:
Cost of goods sold	1,199	648	2,911	3,092
Research and development	1,512	2,565	4,557	8,927
Charges from affiliates	266	222	1,047	854
General and administrative	571	1,634	2,284	5,421
Depreciation and amortization	40	71	118	261
	3,588	5,140	10,917	18,555
Operating loss	(2,512)	(3,820)	(7,276)	(14,231)

Foreign currency exchange gain (loss), net	186	(483)	(249)	(627)
Interest income (expense), net	49	152	(4,148)	490

Pre-tax loss	(1,917)	(4,151)	(11,673)	(14,368)
Income tax expense:
Deferred	(598)	-	(646)	-
Net loss	€(2,515)	€(4,151)	€(12,319)	€(14,368)

Shares used in computing basic and diluted net loss per share,	9,391,449	€11,704,661	€6,933,104	€10,808,890

Net loss per share:
Basic and diluted net loss per share	€(0.27)	(0.35)	(1.79)	(1.33)

GENTIUM S.p.A.
Statements of Cash Flows
(in thousands)

	For the Year Ended December 31,
	2005	2006
Cash Flows From Operating Activities:
Net loss	€(12,319)	€(14,368)
Adjustments to reconcile net loss to net cash used in operating activities:
Unrealized foreign exchange loss	750	509
Depreciation and amortization	1,315	1,008
Non cash interest expense..	3,837	4
(Gains) Loss on fixed assets disposal	-	(23)
Deferred income tax benefit	646	-
Deferred income	(281)	(143)
Gain on fixed assets disposal	-	(23)
Adjustment of inventory to net realizable value	291	-
Non Cash, Share based compensation	474	908
Changes in operating assets and liabilities:
Accounts receivable	(376)	(1,830)
Inventories	(1,033)	129
Prepaid expenses, other current and non current assets	(150)	(482)
Accounts payable and accrued expenses	(1,794)	2,165
Termination indemnities	158	(24)
Net cash used in operating activities	(8,482)	(12,147)

Cash Flows From Investing Activities
Capital expenditures	(1,263)	(1,445)
Intangible expenditures	(124)	(503)
Proceeds from sale of asset	-	23
Restricted Cash	-	(4,000)
Acquisition of Crinos Assets	-	(4,000)
Investment in marketable securities	-	(530)
Net cash used in investing activities	(1,387)	(10,455)

Cash Flows From Financing Activities:
Proceeds from long term debt, net...	-	5,518
Capital contribution	3,900	-
Repayments of long-term debt	(581)	(681)
Proceeds from Series A convertible Notes	1,459	-
Repayment of Series A convertible Notes	(4,221)	-
Early extinguishment of long term debt	-	(1,868)
Principal payment of capital lease obligations.	-	(42)
Repayment of affiliate’s loan	(2,200)	-
Repayment of bank overdrafts and short term borrowings	(2,790)	-
Proceeds from warrant and stock option exercise exercises	-	1,736
Proceeds from equity offering, net ..	24,801	15,896
Net cash provided by financing activities.	20,368	20,559
Increase/(decrease) in cash and cash equivalents	10,499	(2,043)
Effect of foreign exchange rate	(175)	(537)
Cash and cash equivalents, beginning of period	2,461	12,785
Cash and cash equivalents, end of period	€12,785	10,205